UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

APi Group Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00187Y 100 (Common Stock)

(CUSIP Number)

Mariposa Acquisition IV, LLC

c/o Mariposa Capital, LLC

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

Attn: Martin E. Franklin

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sir Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,913,975*
	8	SHARED VOTING POWER 16,342,559*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,342,559*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,256,534*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	12.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mariposa Acquisition IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,000,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MEF Holdings, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,342,559*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,342,559*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,342,559*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ian G. H. Ashken
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 387,621*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,710,541*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,710,541*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IGHA Holdings, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,106,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,106,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James E. Lillie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,129,663*
	10	SHARED DISPOSITIVE POWER 4,563,958*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,693,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 8 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JTOO LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,563,958*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,563,958*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 9 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert A. E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 897,434*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,434*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

Item 1. Security and Issuer.

This Amendment No. 3 (the “Amendment”) amends the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2020 (as amended by Amendment No. 1, filed on January 5, 2021 and Amendment No. 2, filed on September 17, 2021, the “Statement”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of APi Group Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1100 Old Highway 8 NW, New Brighton, MN 55112. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

On January 3, 2022, Mariposa was issued 7,539,697 shares of Common Stock by the Issuer (the “2021 Dividend Shares”) as a dividend on its Series A Preferred Stock. The number of 2021 Dividend Shares issued was based on the share price appreciation of the Common Stock as described in the Issuer’s certificate of incorporation. Effective as of January 4, 2022, Mariposa distributed the 2021 Dividend Shares to its members pursuant to its governing documents, including 3,095,008 shares of Common Stock to MEF Holdings, 1,447,622 shares of Common Stock to IGHA Holdings (of which 587,621 shares of Common Stock were subsequently transferred to the Ashken Trust), 1,447,622 shares of Common Stock to JTOO (of which 4,663 shares of Common Stock were subsequently transferred to Lillie) and 313,689 shares of Common Stock to R. Franklin for no consideration.

On January 4, 2022, the Ashken Trust gifted 387,621 shares of Common Stock to a non-profit family foundation controlled by Ashken and his spouse. Ashken may be deemed to have shared voting and dispositive power over these shares, and therefore, may be deemed to beneficially own such shares. The parties to the Proxy Agreement agreed that such shares held by the non-profit family foundation would not be subject to the Proxy Agreement.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) – (c) of the Statement are hereby amended and restated in their entirety as follows:

(a) – (b)

As of the date hereof, M. Franklin beneficially owns 28,256,534 shares of Common Stock (which includes Series A Preferred Stock convertible into Common Stock within 60 days) consisting of (i) shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, 16,342,559 shares of Common Stock (which includes 4,000,000 shares of Series A Preferred Stock convertible into 4,000,000 shares of Common Stock within 60 days) controlled or held, directly or indirectly, by one or more of the Franklin Reporting Persons and (ii) sole power to vote, or to direct the vote, of 11,913,975 shares of Common Stock held directly by IGHA Holdings, JTOO, Lillie and R. Franklin (each as further described below).

Each of M. Franklin, MEF Holdings and Mariposa has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 16,342,559, 16,342,559 and 4,000,000 shares of Common Stock (which includes Series A Preferred Stock convertible into Common Stock within 60 days), respectively. The shares beneficially owned by M. Franklin consist of (i) 12,342,559 shares of Common Stock held directly by MEF Holdings, (ii) 4,000,000 shares of Series A Preferred Stock held by Mariposa that are convertible at any time at the option of the holder into the same number of shares of Common Stock, and (iii) 5,322,920, 5,693,621 and 897,434 shares of Common Stock held by the Ashken Reporting Persons, Lillie Reporting Persons and R. Franklin, respectively (which M. Franklin has the sole power to vote pursuant to the Proxy Agreement). In the aggregate, such 28,256,534, 16,342,559, and 11,913,975 shares of Common Stock represent approximately 12.0%, 6.9% and 5.0%, respectively, of all outstanding shares of Common Stock (assuming the conversion of the shares of Series A Preferred Stock). M. Franklin and MEF Holdings may be deemed to have a pecuniary interest in 12,342,559 shares of Common Stock and 1,728,400 shares of Series A Preferred Stock.

As of the date hereof, (i) Ashken may be deemed to beneficially own and have (A) shared power to vote, or to direct the vote, of an aggregate of 387,621 shares of Common Stock and (B) shared power to dispose, or to direct the disposition of, an aggregate of 5,710,541 shares of Common Stock, (ii) IGHA Holdings may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 5,106,000 shares of Common Stock, (iii) Lillie may be deemed to beneficially own and have (A) shared power to dispose, or to direct the disposition of, an aggregate of 4,563,958 shares of Common Stock and (B) sole power to dispose, or to direct the disposition of, an aggregate of 1,129,663 shares of Common Stock, (iv) JTOO may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 4,563,958 shares of Common Stock and (v) R. Franklin may be deemed to beneficially own and have sole power to dispose, or to direct the disposition of, an aggregate of 897,434 shares of Common Stock. In the aggregate, such 387,621, 5,710,541, 5,106,000, 4,563,958, 1,129,663 and 897,434 shares of Common Stock represent approximately 0.2%, 2.5%, 2.2%, 2.0%, 0.5% and 0.4%, respectively, of all outstanding shares of Common Stock. Each of IGHA Holdings, JTOO and R. Franklin directly owns 19.2%, 19.2% and 2.0%, respectively of Mariposa, representing a pecuniary interest in 768,000, 768,000 and 80,000 shares of Series A Preferred Stock.

(c)	Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

Item 7. Materials to be Filed as Exhibits.

Exhibit D — Joint Filing Agreement among the Reporting Persons, dated January 5, 2021 (incorporated by reference to Exhibit D to the Statement filed by the Reporting Persons with respect to the Issuer on January 5, 2021).

Exhibit E — 2021 Proxy Agreement, dated January 5, 2021 (incorporated by reference to Exhibit E to the Statement filed by the Reporting Persons with respect to the Issuer on January 5, 2021).

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2022

MARIPOSA ACQUISITION IV, LLC

By:	/s/ Martin E. Franklin
Name: Martin E. Franklin
Title: Manager

MEF HOLDINGS, LLLP

By: MEF Holdings, LLC, the general partner of MEF Holdings, LLLP

By: Mariposa Capital, LLC, the manager of MEF Holdings, LLC

By:	/s/ Desiree DeStefano
Name: Desiree DeStefano
Title: Chief Financial Officer

/s/ Martin E. Franklin
Martin E. Franklin

IGHA HOLDINGS, LLLP

By: IGHA Holdings, LLC, the general partner of IGHA Holdings, LLLP

By:	/s/ Ian G. H. Ashken
Name: Ian G. H. Ashken
Title: Manager

/s/ Ian G. H. Ashken
Ian G. H. Ashken

JTOO LLC

By:	/s/ Desiree DeStefano
Name: Desiree DeStefano
Title: Manager

/s/ James E. Lillie
James E. Lillie

/s/ Robert A. E. Franklin
Robert A. E. Franklin

[Signature Page to Amendment No. 3]